Exhibit 99.1

News Release	Contact: Bruce Russell (310) 346-6131 brussell@cyanotech.com

Cyanotech Reports Financial Results for the First Quarter of Fiscal 2021

KAILUA KONA, Hawaii (August 11, 2020) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the first quarter of fiscal year 2021, ended June 30, 2020.

First Quarter Fiscal 2021

Cyanotech reported net sales of $7,352,000 for the first quarter of fiscal 2021 compared to $8,071,000 for the first quarter of fiscal 2020. Gross profit was $2,975,000, with gross profit margin of 40.5%, compared to gross margin of $3,675,000 and gross profit margin of 45.5%. Net income was $138,000 for the first quarter compared to a net loss of ($133,000) last year.  Earnings per diluted share for the first quarter was $0.02, compared with a loss per diluted share of ($0.02) in the first quarter of last year.

Commenting on the first quarter fiscal 2021 results (changes shown vs. the first quarter of fiscal 2020), Cyanotech’s Chief Executive Officer, Gerald R. Cysewski, Ph.D., said:

“Given the challenges brought forth by the worldwide COVID-19 pandemic, both internally to the company and externally to our community, partners, vendors and customers, we are pleased that the company is able to report stable and profitable financial performance for the quarter.”

Providing further detail about the fiscal results, Cyanotech’s Chief Financial Officer, Brian B. Orlopp, added:

“Gross profit margins decrease in the current year, primarily due to sales product mix, such that packaged sales decreased $1,440,000, or 22.1%, while bulk sales increased $542,000, or 38.5%. Operating income for the first quarter was $268,000 compared to $49,000 last year.”

“In May, we obtained a loan of $1.4 million pursuant to the Paycheck Protection Program under the Coronavirus Aid, Relief, and Economic Security Act in order to preserve financial flexibility in light of the current uncertainty in the global markets resulting from the COVID-19 pandemic.”

Trailing Twelve Months

For the trailing twelve months ended June 30, 2020, compared to the trailing twelve months ended June 30, 2019, net sales were $31,179,000 compared to $31,128,000. Gross profit was $12,000,000, with gross profit margin of 38.5%, compared to $12,305,000 and 39.5%. Net income was $659,000 or $0.11 per diluted share, compared to net loss of ($2,454,000) or ($0.42) per diluted share.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

Please review the Company’s Form 10-Q for the period ended June 30, 2020 for more detailed information.

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— Cyanotech will host a Skype broadcast at 8:00 PM EST on Wednesday, August 12, 2020 to respond to questions about its operating results and other topics of interest. Interested parties are asked to submit questions to questions@cyanotech.com before 12 p.m. (noon) EST on Wednesday, August 12, 2020. The Company will respond only to relevant questions relating to the Company’s first quarter fiscal 2021 financial performance and will not be accepting any questions or comments during the broadcast.

To join the broadcast, please browse http://cyanotech.com/meet approximately five minutes prior to the start time.

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About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology for more than 30 years, produces BioAstin® Hawaiian Astaxanthin® and Hawaiian Spirulina Pacifica®. These all-natural, dietary ingredients and supplements leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. The Company’s mission is to fulfill the promise of whole health through Hawaiian microalgae. Cyanotech’s BioAstin® offers superior antioxidant activity which supports skin, eye and joint health, as well as recovery from exercise*. Cyanotech's Spirulina products offer nutrition that supports cardiovascular health and immunity.* All Cyanotech products are produced from microalgae grown at our 96-acre facility in Kona, Hawaii using patented and proprietary technology and are Generally Recognized as Safe (GRAS) for use in food products. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to dietary supplement, nutraceutical and cosmeceutical manufacturers and marketers. The Company is regulated by the Food and Drug Administration (“FDA”). Visit www.cyanotech.com for more information.

*These statements have not been evaluated by the FDA. This product is not intended to diagnose, treat, cure or prevent any disease.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the first quarter fiscal 2021 ended June 30, 2020, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such, the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	June 30, 2020	March 31, 2020
ASSETS
Current assets:
Cash	$3,325	$2,417
Accounts receivable, net of allowance for doubtful accounts of $13 at June 30, 2020 at March 31, 2020	2,013	2,154
Inventories, net	10,094	9,653
Prepaid expenses and other current assets	468	504
Total current assets	15,900	14,728

Equipment and leasehold improvements, net	12,706	13,042
Operating lease right-of-use assets, net	3,757	3,834
Other assets	163	183
Total assets	$32,526	$31,787

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,633	$2,137
Accrued expenses	1,047	849
Customer deposits	123	327
Operating lease obligations, current portion	327	319
Short-term contract obligation	19	38
Line of credit	2,000	2,000
Current maturities of long-term debt	2,196	689
Total current liabilities	7,345	6,359

Long-term debt, less current maturities	5,719	6,009
Long-term operating lease obligations	3,434	3,519
Other long-term liabilities	39	54
Total liabilities	16,537	15,941

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, authorized 50,000,000 shares; issued and outstanding 6,028,312 shares at June 30, 2020 and 6,011,885 shares at March 31, 2020	120	120
Additional paid-in capital	32,999	32,994
Accumulated deficit	(17,130)	(17,268)
Total stockholders’ equity	15,989	15,846
Total liabilities and stockholders’ equity	$32,526	$31,787

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended June 30,
	2020	2019

Net sales	$7,352	$8,071
Cost of sales	4,377	4,396
Gross profit	2,975	3,675

Operating expenses:
General and administrative	1,328	2,031
Sales and marketing	1,244	1,408
Research and development	135	187
Total operating expenses	2,707	3,626

Income from operations	268	49

Interest expense, net	(131)	(185)

Income (loss) before income taxes	137	(136)

Income tax benefit	(1)	(3)

Net income (loss)	$138	$(133)

Net income (loss) per share:
Basic	$0.02	$(0.02)
Diluted	$0.02	$(0.02)

Shares used in calculation of net income (loss) per share:
Basic	6,029	5,919
Diluted	6,036	5,919

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com